Exhibit 4.1

Description of Securities Registered

Under Section 12 of the Exchange Act of 1934

The following description of our common shares, no par value per share, is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Articles of Incorporation, Arrangement and Amendment last amended on June 12, 2015 (the “Articles”) and our Amended By-Law No. 2 (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to read our Articles and our Bylaws for additional information.

Authorized Capital

Our authorized share capital consists of an unlimited number of common shares.

Voting Rights

Holders of common shares will be entitled to receive notice of and to attend all meetings of the shareholders.  Holders of common shares are entitled to one vote per share on all matters voted on by the shareholders, including the election of directors. Our common shares do not have cumulative voting rights.  Each director is elected by a plurality of the votes cast. However, in an uncontested election, if a nominee for director receives a greater number of votes “withheld” from his or her election than votes “for” such election, the nominee will be considered not to have received the support of the shareholders, even though duly elected as a matter of corporate law.  Such a nominee will be expected to provide forthwith his or her resignation to the board, effective on acceptance by the board. Unless special circumstances apply, the board will accept the resignation. Within 90 days following the applicable meeting of the shareholders, the board will determine whether to accept or reject the resignation offer that has been submitted. Following the board’s decision on the resignation, the board will promptly disclose, via press release, its decision (including the reasons for rejecting the resignation offer, if applicable).

Except for the election of directors, or as otherwise required by the Articles, the Bylaws or applicable laws and regulations, all questions properly before a meeting of shareholders will be decided by a majority of the votes cast on the question.

Dividend Rights and Dividend Policy

The holders of common shares are entitled, at the discretion of our board of directors, to receive out of any or all of our assets properly available for the payment of dividends, any dividend declared by the board of directors and payable by us on our common shares. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to us.  We and our subsidiaries are, and may become, parties to agreements pursuant to which we borrow money, and certain covenants in these agreements may limit our ability to pay dividends or other distributions with respect to the common shares or to repurchase common shares.

We have not paid any dividends since our incorporation. At the discretion of our board of directors, we will consider paying dividends in the future as our operational circumstances may permit, having regard to, among other things, our earnings, cash flow and financial requirements. It is the current policy of our board of directors to retain all earnings to finance our business plan.

Liquidation Rights

The holders of common shares will participate on a pro rata basis in any distribution of our remaining property upon our liquidation, dissolution or winding-up or any other return of capital or distribution of our assets among our shareholders for the purpose of winding up our affairs.

Other Rights and Preferences

Our common shares have no sinking fund or redemption provisions or preemptive, conversion or exchange rights.

Fully Paid Shares

Our outstanding common shares are, and any newly issued common shares will be, fully paid and non-assessable.